SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

RECEIVED
2006 SEP 18 P 2:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 September 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

06016920

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Holding(s) in Company'.

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

dlw 9/19

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZI - SEC - Holding(s) in Company - 12Sept06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 12 September 2006, Severn Trent Plc (the "Company") received notification under Part VI of the Companies Act 1985, that the shareholding of Barclays PLC in the Ordinary Shares of $65^{5/19}$p each of the Company had increased to 10,497,982 shares, representing 3.01% of the total issued share capital of that class.

www.severntrent.com